HOLD BROTHERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

HOLD BROTHERS CAPITAL, LLC

Contents



DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Hold Brothers Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hold Brothers Capital, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hold Brothers Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Hold Brothers Capital, LLC's auditor since 2024.

Davila Advisory, LLC

Saint Louis, Missouri
April 10, 2025, except for Note M, as to which is dated January 16, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION (RESTATED)
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$1,769,663
Segregated cash	189,000
Deposits with clearing organizations	416,000
Securities owned, at fair value	165,817
Receivable from customers	503,568
Receivable from broker-dealers and clearing organizations	1,773,678
Receivable from related parties	2,824,644
Other assets	514,572

TOTAL ASSETS $ 8,156,942

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to related parties	$278,206
Payable to customers	182,887
Fail to Receive-Other	43,730
Accounts payable	624,698
Accrued expenses and other liabilities	1,100,200

TOTAL LIABILITIES   2,229,721

MEMBERS' EQUITY

Class A voting, members' units	360,685
Class B nonvoting, members' units	3,740,701
Class F nonvoting, members' units	1,825,835

TOTAL MEMBERS' EQUITY   5,927,221

TOTAL LIABILITIES AND MEMBERS' EQUITY $ 8,156,942

See notes to financials

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a FINRA member.

The Company engages in the trading of equity securities. The Company provided these services through its home office in New York, New York.

Starting May 2012, the company became self-clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC")

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Cash and Securities Segregated for the Benefit of Customers:

Cash and securities segregated for the benefit of customers consist of cash and cash equivalents segregated in a special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker dealers under Rule 15c3-3 of the Securities and Exchange Act.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

Payables to Customers:

Payables to customers include amounts on securities transactions and due or held in cash accounts.

Income taxes:

The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The Company's taxable income or loss is reportable by its members. The Company does pay state taxes on behalf of its members including NJ BAIT and NY PTET taxes. These amounts are included in member withdrawals as part of the statement of changes in members' equity.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2019, through current are subject to IRS and other jurisdictions tax examinations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through April 1, 2024, the date on which the financial statements were available to be issued.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE C – FAIR VALUE (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis As of DECEMBER 31, 2023					
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Securities owned	$64,958	$ 100,858	$ -	$ -	$ 165,817
	$ -	$ -	$ -	$ -	$ -
LIABILITIES					
Securities sold, not yet purchased	$ -	$ -	$ -	$ -	$ -

During 2023, there were no transfers between levels.

NOTE D – RELATED PARTY TRANSACTIONS

All related parties are controlled by the class A member of Hold Brothers Capital LLC.

Hold Brothers, Inc., Trenchant Fund USA, LLC, Sodalite Financial Services, LLC, Holdsoftware.com, Inc., Trenchant Capital, LLC, Vaticine Limited and Tafferer Trading, LLC, all related companies of the Company, are parties to an expense sharing agreement wherein the parties agree to reasonably allocate expenses and liabilities of commonly used resources consisting of rent and occupancy, information services, communications, consulting, insurance and other miscellaneous fees.

Pursuant to this agreement:

The Company owed Demonstrate, $0. for employee benefits it provides to the Company's employees and certain Class B members. Included in payable to related parties is $6,417 related to these transactions.

The Company owed Trenchant Capital LLC, USA, a related party, $120,000 for services it provides to the Company. Included in payable to related parties is $19,995 related to these transactions.

The Company owed Trenchant Funds USA, a related party, $1,777,066 for services it provides to the Company. Included in payable to related parties is $251,795 related to these transactions.

The Company owed Hold Technologies, LLC, a related party, $600,000 for services it provides to the Company. Included in receivables from related parties is $539,457 related to these transactions.

The Company owed Tafferer Trading, LLC $30,000 for certain costs it incurred on behalf of the Company. These costs included rent, information services, communications, and other miscellaneous fees. Included in receivable from related parties is $258,089 related to these transactions.

On December 12, 2019 the Company entered into a commission sharing agreement with Vision Financial Markets LLC ("Vision"), a broker-dealer registered with FINRA. In this agreement, Vision has agreed to compensate the Company as a referring firm for any business Vision does with Vaticine Limited, a related party to the Company. Vision will pay the Company forty five cents per thousand shares traded by Vaticine Limited. Payment is due on a monthly basis. For the year ended December 31, 2023, the Company earned $3,861,687 in revenue from this agreement, which is booked as part of the Affiliated Service Agreement Revenue shown on the statement of income. This agreement ended in November 2023 and the Company entered in similar commission sharing agreement with Velocit, a broker-dealer registered with FINRA

NOTE D – RELATED PARTY TRANSACTIONS (continued)

Velocity will pay the Company forty five cents per thousand shares traded by Vaticine Limited. Payment is due on a monthly basis. For the year ended December 31, 2023, the Company earned $300,849 in revenue from this agreement, which is booked as part of the Affiliated Service Agreement Revenue shown on the statement of income.

The Company received $600,000 from Vaticine Limited, a related party included in affiliate services agreement, for certain services provided to Vaticine Limited. Included in receivable from related parties is $643,837 pertaining to this agreement

Hold Brothers Capital, LLC entered into a license agreement with Holdsoftware.com, in 2013, for the use of Holdsoftware.com's programs and user manuals. The Company incurred $540,000 to Holdsoftware.com, Inc., for providing certain software utilized by the Company. Included in receivable from related parties is $1,377,041 related to these transactions. The Company is the common paymaster for Holdsoftware.com.

NOTE E – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from their trading activities.

Class F member is non voting. Class A member units may allocate up to 95% of profits derived from referral and servicing revenue to this class.

NOTE F – MARKET AND CREDIT RISK

The Company enters into various transactions to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

At December 31, 2023, cash and cash equivalents were held on deposit at diversified U.S. financial institutions. The Company had approximately $1,484,132 in excess of FDIC insured limits.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $ 2,924,627, which was $ 2,674,621 in excess of its required net capital of $250,000. The Company ratio of aggregate indebtedness to net capital was 0.63 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE H – COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is subject to proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments.

NOTE J – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – NOTE PAYABLE

The Company secured $2,499,999 in funding from affiliates, Hold Technologies and Hold Software. These notes were unsecured and were repayable and renewable at will. The loans had an interest rate linked to the lowest prescribed rates for Federal Income Tax purposes. This notes were drawn off a credit facility agreement for $10,000,000 each with Hold Technologies and HoldSoftware. The current outstanding balance including accrued interest totals 0.The loans plus accrued interest were repaid during 2023. HoldSoftware loan was repaid January 31st 2023, and Hold Technologies on March 31,2023.

NOTE L – REVENUE

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customers obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised goods or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promise goods of services.

NOTE M – RESTATEMENT

The 2023 Financials Statements filed on April 10, 2024, were restated in order to correct clerical posting errors on the Balance Sheet. Financial year end 2022 account balances for two Liability Lines; 1. Payable to related parties of $22,244, and 2, Payable to customers of $690,011 were posted in error on the 2023 Balance Sheet. These incorrect postings had no effect on Total Liabilities as the Total Liability reflected the correct balance for the corrected postings of $278,206 and $182,887 respectively, which are now shown on the restated Balance Sheet. The corrected account balance postings have no effect on any other balance or schedule in the Financial Statements.

These errors were discovered when the PCAOB reviewed the workpapers of the Registered Public Accounting Firm and reported to Hold Brothers Capital, LLC in December 2024.